SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2004

Commission File Number: 000-30586

Ivanhoe Energy Inc.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *

Form 20-F ☐	Form 40-F ☐

*	The registrant files annual reports under cover of Form 10-K

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

This Report on Form 6-K incorporates by reference the exhibit attached hereto.

Exhibit	Title

1	Management Proxy Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.

Date: March 22, 2004	By:	/s/ Beverly A. Bartlett BEVERLY A. BARTLETT Corporate Secretary

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE ENERGY INC.

DATED: March 2, 2004

IVANHOE ENERGY INC.
Suite 654, 999 Canada Place
Vancouver, B.C. V6C 3E1
Telephone No.: 604-688-8323    Fax No.: 604-683-9387

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629, 6th Floor – World Trade Centre, located at 999 Canada Place, Vancouver, British Columbia, on April 29, 2004 commencing at 10:00 a.m. local time for the following purposes:

1.	To receive the report of the directors.

2.	To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2003, and the report of the auditor thereon.

3.	To elect eight directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

5.	To consider any amendment to a matter identified in this Notice.

6.	To transact such other business as may properly come before such Meeting or at any adjournment thereof.

A Management Proxy Circular, a form of Proxy and a copy of the Annual Report which includes the audited consolidated financial statements of the Company for the year ended December 31, 2003, and the auditor’s report thereon, accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile (604) 688 4301 or (416) 363 9524, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

DATED at Vancouver, British Columbia, 15 March 2004

BY ORDER OF THE BOARD

BEVERLY A. BARTLETT
CORPORATE SECRETARY

IVANHOE ENERGY INC.
Suite 654 – 999 Canada Place
Vancouver, British Columbia V6C 3E1
MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of IVANHOE ENERGY INC. (the “Company”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on April 29, 2004, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Unless otherwise stated, this Management Proxy Circular contains information as at March 2, 2004.

SOLICITATION OF PROXIES

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited by directors, officers and regular employees of the Company personally, by telephone, or by means of electronic communication.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDERS

A shareholder entitled to vote at the Meeting may, by means of proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the accompanying form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, (a “Proxy”) is deposited with CIBC Mellon Trust Company, by facsimile (604) 688-4301 or (416) 363 9524, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, or by hand, to Suite 1600, Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or by hand or mail to 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof at which the Proxy is to be used.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it

(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or an adjournment thereof, at which the Proxy is to be used,

(ii)	at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or

(b)	in any other manner provided by law.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

On a poll, the nominees named in the accompanying form of Proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder. The Proxy will confer discretionary authority on the nominees named therein with respect to

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the nominees named in the accompanying form of Proxy will vote shares represented by the Proxy at their own discretion for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the meeting, each nominee named in the accompanying form of Proxy intends to vote thereon in accordance with the nominee’s best judgment.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many holders of common shares as a substantial number of holders of common shares do not hold their common shares in their own name.

Holders of common shares who do not hold their common shares in their own name (referred to in this Management Proxy Circular as “Beneficial Holders”) should note that only Proxies deposited by holders of common shares whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If a shareholder’s common shares are listed in an account statement provided to the shareholder by a broker, then in almost all cases those shares will not be registered in the name of the shareholder on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.

Under applicable corporate and securities laws, common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) based on the instructions of the Beneficial Holder of those common shares. Without specific instructions, brokers and their agents and nominees are prohibited from voting those common shares. Therefore, a Beneficial Holder of common shares should contact his or her broker to ensure that instructions respecting the voting of those common shares of which he or she is the Beneficial Holder are communicated to the appropriate person.

Applicable regulatory rules and policies require brokers and other shareholder intermediaries to seek voting instructions from Beneficial Holders of common shares in order to ensure that their common shares are voted at the Meeting. The purpose of the proxy form supplied to a Beneficial Holder of common shares by his or her broker (or agent of the broker) is limited to instructing the registered holder (the broker or agent of the broker) how to vote those common shares on behalf of the Beneficial Holder.

Most brokers now delegate the responsibility for obtaining instructions from their clients to shareholder communications companies such as ADP Investor Communications Corporation (“ADP”). ADP typically mails a special proxy form to Beneficial Holders of common shares with a request to complete and return such proxy forms to ADP. ADP then tabulates the results of all voting instructions it receives in respect of common shares held by Beneficial Holders and provides appropriate instructions to the Company respecting the voting of those common shares at the Meeting. A Beneficial Holder of common shares receiving a special proxy form from ADP cannot use that proxy form to personally attend and vote his or her common shares directly at the Meeting. The special proxy form must be returned to ADP well in advance of the Meeting in order to have the common shares voted at the Meeting in accordance with the Beneficial Holder’s instructions.

Insofar as the names of Beneficial Holders do not appear on the Company’s shareholder records and their shares are registered in the name of a broker or other intermediary, a Beneficial Holder of common shares is not entitled to attend at the Meeting for the purposes of voting any common shares not registered in his or her name. However, a Beneficial Holder of common shares registered in the name of a broker or other intermediary may attend at the Meeting as the proxy holder for the registered holder of those common shares and vote those common shares in that capacity. A Beneficial Holder of common shares who wishes to attend at the Meeting and vote his or her common shares as the proxy holder for the registered holder of those common shares should enter his or her own name in the blank space on the form of proxy he or she receives and return the same to his or her broker (or other intermediary) in accordance with the instructions provided by such broker (or other intermediary) well in advance of the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s bylaws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.

Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (2/3) of the votes cast at the Meeting is required to pass all special resolutions.

Shareholders will be asked to elect directors and appoint an auditor for the ensuing year. If there are more nominees for election as directors or appointment as the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

VOTING SHARES

The Company has an authorized capital consisting of an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

As of March 2, 2004 the Company had outstanding 161,457,339 fully paid and non-assessable common shares without par value, each carrying the right to one vote. As of such date, there were no preference shares issued and outstanding.

A holder of record of one or more common shares on the securities register of the Company at the close of business on March 10, 2004 (the “Record Date”) who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such common share or shares voted at the Meeting, except to the extent that

(a)	the shareholder has transferred the ownership of any such common share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred common shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, the approximate number of common shares so owned, controlled or directed, and the percentage of voting shares of the Company represented by such shares and the share ownership by the current directors and senior officers of the Company as a group are:

	Number		Percentage of
Name and Address	of Shares		Shares Outstanding
Robert M. Friedland Hong Kong	46,611,725		28.85%
Directors and Senior Officers as a Group	54,457,279	(2)(3)	32.54%

(1)46,611,725 common shares are held indirectly through Newstar Securities SRL, Premier Mines Ltd. and Evershine LLC, companies controlled by Mr. Friedland

(2)Includes 5,796,667 unissued common shares issuable to directors and senior officers upon exercise of incentive stock options.

(2,3)Includes 46,611,725 shares held directly and indirectly by Robert M. Friedland.

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors of the Company will be a minimum of three and a maximum of nine. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company or, if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at #March 2, 2004.

			Shares
			Beneficially
			Owned,
			Controlled
	Principal Occupation,	Period a Director	or Directed
Name and Position	Business or Employment (1)	of the Company	(1)(2)
David R. Martin Chairman and Director	Chairman, Ivanhoe Energy Inc.(August 1998 – present); President, Cathedral Mountain Corporation	Since August 1998	968,572

Robert M. Friedland Deputy Chairman and Director	Chairman and President of Ivanhoe Capital Corporation (venture capital firm); Deputy Chairman, Ivanhoe Energy Inc.(June 1999-present)	Since February 1995	46,611,725

			Shares
			Beneficially
			Owned,
			Controlled
	Principal Occupation,	Period a Director	or Directed
Name and Position	Business or Employment (1)	of the Company	(1)(2)
E. Leon Daniel President and Chief Executive Officer and Director	President and Chief Executive Officer, Ivanhoe Energy Inc.	Since August 1998	599,845

John A. Carver Director	Director Exploration, Ivanhoe Energy Inc. (January 2002 – present)	Since August 1998	309,372

R. Edward Flood Director	Deputy Chairman, Ivanhoe Mines Ltd.	Since June 1999	25,029

Shun-ichi Shimizu Director	Managing Director C.U.E. Management Consulting Ltd.	Since July 1999	98,500

Howard Balloch Director	President, The Balloch Group	Since January 2002	Nil

J. Steven Rhodes Director	Chairman and Chief Executive Officer, Clairborne-Rhodes, Inc.	Since December 2003	Nil

(1) The information as to principal occupation, business or employment of and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.

(2)Does not include unissued common shares issuable upon the exercise of incentive stock options. See “Voting Shares”.

The current members of the Audit Committee of the Company are: Messrs. Flood, Balloch and Rhodes. The Company does not have an Executive Committee.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP have been auditors of the Company since April 8, 1997.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Management Proxy Circular, no insider and no associate or affiliate of any such insider, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case has materially affected or will materially affect the Company other than as set out below.

The Company is a party to cost sharing agreements with other companies in which Robert M. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Company shares office space, furnishings, equipment and communications facilities in Vancouver and Singapore and an aircraft on a cost recovery basis. The Company also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2003, the Company’s share of these costs was US$ 0.9 million. The companies with which the Company is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in them, are as follows:

R.M. Friedland
Company Name	Ownership Interest
Ivanhoe Mines Ltd.	44.63%
Ivanhoe Capital Corporation	100.00%
African Minerals Ltd.	54.58%

R.M. Friedland
Company Name	Ownership Interest
Pacific Minerals Inc.	(1)
Asia Gold Corp.	(1)

(1)Ivanhoe Mines Ltd. owns 35.41% of the common shares of Pacific Minerals Inc. and 51.08% of the common shares of Asia Gold Corp.

EXECUTIVE COMPENSATION

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of the Company’s President and Chief Executive Officer as at December 31, 2003, and each of the Company’s four most highly compensated executive officers (“Named Executive Officers”) whose annual compensation exceeded Cdn$100,000 in the year ended December 31, 2003. During the year ended December 31, 2003, the aggregate compensation paid to all executive officers of the Company whose annual compensation exceeded Cdn$40,000 was US$1,300,000.00.

Summary Compensation Table

The following table sets forth a summary of all compensation paid during the years ending December 31, 2001, 2002 and 2003 to each of the Named Executive Officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long Term Compensation
							Awards		Payouts
							Securities
							Under	Restricted
					Other		Options/	Shares or
					Annual		SARs	Restricted		All Other
Name and		Salary	Bonus		Compen-		Granted	Share	LTIP	Compen-
Principal Position	Year	$US	$US		sation		(#)	Units	Payouts	sation
E. Leon Daniel	2003	332,610	81,123	(9)	6,133	(6)	—	—	—	9,792	(7)
President & Chief Executive	2002	266,500			2,674	(6)	—	—	—	5,415	(7)
Officer(1)	2001	150,000			2,046	(6)	—	—	—	—

Patrick Chua	2003	144,000	32,449	(9)	5,262	(6)
Executive Vice President(2)	2002	182,970	—		5,083	(6)	60,000	—	—	—
	2001	180,000	—		12,794	(6)	—	—	—	—

John O’Keefe	2003	205,562			8,742	(6)	—			24,898	(8)
Executive Vice President	2002	219,845	—		7,716	(6)	75,000	—	—	7,200	(7)
Investor Relations & Chief	2001	174,955	—		6,455	(6)	250,000	—	—	5,250	(7)
Financial Officer(3)

David R. Martin	2003	205,562	54,082	(9)	3,057	(6)				9,792	(7)
Chairman(4)	2002	253,167	—		3,074	(6)	—	—	—	7,200	(7)
	2001	150,000	—		2,546	(6)	—	—	—	3,000	(7)

Gerald Moench	2003	150,000	33,801	(9)	4,379	(6)
Executive Vice President(5)	2002	152,475	—		3,535	(6)	50,000	—	—
	2001	150,000	—		3,085	(6)	—	—	—

(1)	Mr. Leon Daniel was appointed President and Chief Executive Officer on June 22, 1999, and has been a director of the Company since August 25, 1998.

(2)	Mr. Chua was appointed as an Executive Vice President in June 1999.

(3)	Mr. O’Keefe was Executive Vice President Investor Relations and Chief Financial Officer from September, 2000 to December 2003.

(4)	Mr. Martin has been Chairman and one of the Company’s directors since August 1998.

(5)	Mr. Moench was appointed an Executive Vice President in June 1999.

(6)	Includes premiums paid by us on behalf of the Named Executive Officer for medical, dental and other health insurance coverage.

(7)	Company’s matching contribution to the 401(k) plan, a US defined contribution retirement plan available to US employees.

(8)	Includes Company’s matching contribution to the 401(k) plan of $9,792 plus accrued vacation pay of $15,106.

(9)	Bonuses earned in 2003 are payable in cash and Company shares from the Share Bonus Plan at fair market value on date of approval by the Compensation Committee.

Long Term Incentive Plan

The Company does not presently have a long-term incentive plan for its executive officers.

Options and Stock Appreciation Rights (SARs)

No options or SARs were granted to our Named Executive Officers in the financial year ended December 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and Year End Option Values

During the financial year ended December 31, 2003, John O’Keefe exercised options for 200,000 shares at Cdn. $6.22 per share, 100,000 shares at Cdn. $3.60 per share and 30,000 shares at Cdn. $3.10 per share and Gerry Moench exercised options for 50,000 shares at Cdn. $2.50 per share. No other named executive officers exercised options in 2003.

			Number of Securities
	Shares		Underlying Unexercised	Value of Unexercised In-
	Acquired		Options at December 31,	the-Money Options at
Name	on Exercise	Value Realized	2003	December 31, 2003
	(#)	($)	(#)	($)
E. Leon Daniel	—	—	666,667	725,001
Patrick Chua	—	—	560,000	1,361,000
John O’Keefe	330,000	805,229	50,000	62,500
Dave Martin	—	—	3,400,000	14,790,000
Gerald Moench	50,000	161,954	195,000	495,750

Option and SAR Repricing

No options or SARS were repriced during the year ended December 31, 2003.

Indebtedness of Directors, Executive Officers and Senior Officers

There was no indebtedness of any officers, directors, employees and former officers, directors and employees of the Company in connection with the purchase of securities of the Company as at March 2, 2004.

Defined Benefit and Actuarial Plan

The Company does not presently provide a pension plan for our employees. However, in 2001 the Company adopted a defined contribution retirement or thrift plan (401(k) Plan) to assist U.S. employees in providing for retirement or other future financial needs. Employees’ contributions (up to the maximum allowed by U.S. tax laws) are matched by the Company 50% starting in 2001 and increasing 10% per year thereafter to a maximum of 100%. The Company’s matching contributions to the 401(k) Plan during 2003, 2002 and 2001 were $0.2 million for 2003 and $0.1 million per year for 2002 and 2001.

Employment Agreements

The Company has written contracts of employment with Messrs. E. Leon Daniel and W. Gordon Lancaster. Until December 31, 2003, the Company also had a written contract of employment with Mr. John O’Keefe. Otherwise, the Company has no written employment contracts or termination of employment or change of control arrangements with any of our directors or Named Executive Officers. Each of the written employment contracts the Company has with the Named Executive Officers allows us to terminate the Named Executive Officer for cause in which case the Named Executive Officer would have no entitlement to any compensation with respect to the termination. None of the contracts provides for a change of control arrangement.

Mr. Daniel’s contract provides for an annual salary of not less than $300,000 over the term of employment of five years, commencing on April 30, 2002, unless terminated earlier in accordance with the provisions of the contract. Either party may terminate the contract upon one year’s notice provided however that the Company may terminate Mr. Daniel’s employment at any time without notice by paying him an amount equal to the lesser of one year’s salary or the prorated amount of his annual salary that he would have earned between the date of termination and the expiration of the contract term. Mr. Daniel is eligible to receive a cash bonus and a stock bonus each year, as determined by the Compensation Committee. Mr. Daniel is entitled to participate in the Company’s employee benefit programs on the same basis as all of the Company’s other employees.

Commencing in September 2000, the Company had an employment contract with Mr. John O’Keefe, the Company’s former Executive Vice-President of Investor Relations and Chief Financial Officer. The contract had no fixed term of employment and provided for an annual salary of $200,000. Mr. O’Keefe was entitled to participate in the Company’s employee benefit programs on the same basis as all of the Company’s other employees. Effective December 31, 2003, Mr. O’Keefe elected to terminate his employment with the Company. Mr. O’Keefe received no additional compensation upon termination of his contract but was entitled to exercise his vested incentive stock options.

As of January 1, 2004, the Company entered into an employment contract with Mr. W. Gordon Lancaster having no fixed term of employment and providing for an initial annual salary of $200,000, subject to review annually by the Compensation Committee, and the same benefit entitlements available to the Company’s other executive officers. Under the terms of the contract, Mr. Lancaster was granted an initial incentive stock option to acquire 250,000 common shares, which vest over 4 years and expire on the 5th anniversary of the date of grant. The Company may terminate Mr. Lancaster’s employment for any reason by delivering to him six months’ written notice.

Composition of Compensation Committee

During the year ended December 31, 2003, the Compensation Committee was comprised of Messrs. Howard Balloch and Ed Flood.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee. The members of the Compensation Committee are both non-employee directors. Following review and approval by the Committee, decisions relating to executive compensation are reported to and approved by the full Board of Directors. The Compensation Committee has directed the preparation of this report and has approved its contents and its submission to shareholders:

The basic philosophy underlying our executive compensation program is that the interests of our executive officers should be aligned as closely as possible with the interests of Ivanhoe and its shareholders as a whole. Compensation for our executive officers is, accordingly, designed to achieve the following objectives: to provide a strong incentive to management to contribute to the achievement of our short-term and long-term corporate goals; to ensure that the interests of our executive officers and the interests of our shareholders are aligned; and to enable us to attract, retain and motivate executive officers of the highest caliber in the light of the strong competition in our industry for qualified personnel. Our approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that, insofar as competition for highly skilled employees is intense, the levels of compensation we offer should be comparable to those offered elsewhere in our industry.

The compensation that we pay to our executive officers generally consists of cash, equity and equity incentives. Our compensation policy reflects a belief that an element of total compensation for our executive officers should be “at risk” in the form of stock options, so as to create a strong incentive to build shareholder value. The Compensation Committee oversees and sets the general guidelines and principles for the compensation packages for senior management. As well, the Compensation Committee assesses the individual performance of our executive officers and makes recommendations to the Board of Directors. Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the compensation to be paid to our executive officers.

The base salaries of our executive officers are determined using a subjective assessment of each individual’s performance, experience and other factors we believe to be relevant. We also consider recommendations from outside compensation consultants and use compensation data obtained from publicly available sources. We believe that current executive officer salaries are appropriate to ensure that our executive officers’ compensation remains close to the median level of most of the comparative compensation data. All of our executive officers are eligible to receive discretionary bonuses, based upon Ivanhoe’s overall performance and achievement of corporate objectives and our subjective assessment of each executive officer’s contribution to such performance and achievement. Incentive bonuses awarded for the 2003 fiscal year consisted of 50% cash and 50% common shares issued at fair market value under the share bonus plan component of our Employees’ and Directors’ Equity Incentive Plan.

The specific relationship of corporate performance to executive compensation under our executive compensation program is created through equity compensation mechanisms. Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of our equity-based executive compensation to shareholder return, measured by increases in the market price of our common shares. We also make discretionary bonus awards of common shares to our employees, including our executive officers. Such awards are intended to recognize extraordinary contributions to the achievement of corporate objectives.

Eligibility for participation from time to time in the various equity incentive mechanisms available under our Employees’ and Directors’ Equity Incentive Plan is determined after we have thoroughly reviewed and taken into consideration the individual performance and contribution to overall corporate performance by each prospective participant. All outstanding stock options that have been granted under our Employees’ and Directors’ Equity Incentive Plan were granted at prices not less than 100% of the fair market value of Ivanhoe common shares on the dates such options were granted.

Ivanhoe relies heavily upon stock options to compensate its executive officers. We believe that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation. Stock-based incentives awarded to our executive officers are based on the Committee’s subjective evaluation of each executive officer’s ability to influence our long-term growth and to reward outstanding individual performance and contributions to our business. Our reliance upon stock options also reflects our stage of development, our limited history of earnings and the priority allocation of our limited financial resources to the development of our business.

The compensation paid to our Chief Executive Officer for the fiscal year ended December 31, 2003 was based on the same basic factors and criteria used to determine executive compensation generally. As with executive compensation generally, we believe that there is necessarily some subjectivity involved in determining the compensation of our Chief Executive Officer and we do not use predetermined performance criteria when setting his compensation. In determining an appropriate level of compensation for our Chief Executive Officer, we subjectively and quantitatively analyze his performance, Ivanhoe’s overall corporate performance and our Chief Executive Officer’s contribution to that performance. Specific factors considered in setting bonus levels include shareholder returns, our operational and financial results and the success of our acquisition, exploration and development programs and strategies. We also consider our Chief Executive Officer’s level and scope of responsibility, experience and the compensation practices of other industry participants for executives of similar responsibility.

Our Chief Executive Officer’s minimum salary is set by his employment contract, the material terms of which are described under “Employment Agreements”. This contract also provides that our Chief Executive Officer is eligible to receive, on an annual basis, a cash bonus and a non-cash bonus in an amount determined by the Committee based on such criteria as the Committee may determine from time to time. We awarded a bonus of $90,000 to our Chief Executive Officer in respect of the 2003 fiscal year. This bonus consisted of 50% cash and 50% common shares issued at fair market value under the share bonus plan component of our Employees’ and Directors’ Equity Incentive Plan. In determining the quantum of our Chief Executive Officer’s bonus, the principal factor we took into account was the creation of shareholder value, measured by the increase in the market price of our common shares during 2003. In this regard, reference is made to the performance graph that follows this report.

Submitted on behalf of the Compensation Committee:
Mr. R. Edward Flood
Mr. Howard R. Balloch

Performance Graph

The following graph and table compares the cumulative shareholder return on a $100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 1998 to December 31, 2003.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	1998	1999	2000	2001	2002	2003
Ivanhoe Energy Inc.	Cdn. $100	Cdn. $711	Cdn. $1,961	Cdn. $592	Cdn. $189	Cdn. $1,276
S&P/TSX Composite Index	Cdn. $100	Cdn. $132	Cdn. $ 141	Cdn. $124	Cdn. $108	Cdn. $ 137

Director Compensation

All independent directors receive director fees of $2,000 per month. The Company did not pay any other cash or fixed compensation to its directors for acting as such. The Company reimburses its directors for expenses they reasonably incur in the performance of their duties as directors and they are also eligible to participate in the Company’s Employees’ and Directors’ Equity Incentive Plan. One of the Company’s non-executive directors, John A. Carver, was engaged as a full time employee effective January 1, 2002 and receives a salary in his capacity as an employee.

CORPORATE GOVERNANCE

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “Existing TSX Guidelines”).

Recent Developments

Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the Existing TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.

In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and will come into force on March 30, 2004. The rules (with which the Company must be in compliance by no later than July 1, 2005) require:

•	a minimum three-member audit committee comprised solely of independent directors;

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things:

-	the pre-approval of all audit services and permissible non-audit services; and

-	the sole authority to appoint, determine funding for and oversee the outside auditors.

The CSA also published for comment in January 2004 Multilateral Policy 58-201 and Multilateral Instrument 58-101 (collectively, the “CSA Proposals”), which are intended to replace the Existing TSX Guidelines. These proposals are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange. The TSX intends to revoke its existing guidelines and related disclosure requirements when the CSA Proposals become effective. The comment period expires April 15, 2004.

During 2003, the Board implemented several changes in its corporate governance procedures to comply with Existing TSX Guidelines, the proposed amendments to those guidelines published by the TSX in 2002, and U.S. corporate governance standards. As part of those changes the Board:

i.	approved and adopted a new mandate for the Board;

ii.	appointed a Nominating and Corporate Governance Committee consisting exclusively of outside and unrelated directors (as such terms are defined in the Existing TSX Guidelines);

iii.	determined to incrementally change the composition of all committees of the Board of Directors, to consist solely of outside unrelated directors, such change to be made as and when additional outside unrelated directors are elected or appointed to the Board. Effective March 2, 2004, all committees consist of outside unrelated directors;

iv.	approved charters for each of the Company’s board committees, being the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, formalizing the mandates of those committees;

v.	formalized a management Disclosure Committee for the Company, with the mandate to oversee the Company’s disclosure practices; and

vi.	adopted a formal Code of Business Conduct and Ethics for the Company that governs the behaviour of directors, officers and employees.

The Company has undertaken a review of its corporate governance practices against the proposed guidelines set forth in the CSA Proposals. The Board intends to consider additional changes to its corporate governance practices during 2004 with a view to furthering its compliance with the CSA

Proposals, including increasing the number of independent directors, expanding certain aspects of the Board’s written mandate, formalizing steps in the director nomination procedure and expanding the scope of the Compensation Committee’s responsibilities.

The Company’s common shares are quoted on Nasdaq and the Company is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes over the last three years. The Sarbanes-Oxley Act was enacted on July 30, 2002 and, both as part of the Sarbanes-Oxley Act and independently, the SEC has enacted a number of new regulations relating to corporate governance standards for listed companies. In addition, Nasdaq has recently implemented numerous rule changes (the “Nasdaq Corporate Governance Rules”) that revise the corporate governance standards for Nasdaq-listed companies.

The CSA Proposals recommend that a board should be comprised of a majority of independent directors. In addition, there is a heightened independence requirement for members of the Audit Committee under the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules and the CSA Audit Committee Rules. The Company must be in compliance with these requirements by no later than July 1, 2005. “Independence” is defined under the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules, the CSA Audit Committee Rules and the CSA Proposals differently from, and such definitions may be more onerous than, the relevant standards under the Existing TSX Guidelines.

The Company intends to fully comply with all of the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules and the CSA Audit Committee Rules, as well as any new requirements that may be implemented by the CSA and the TSX, by the date of their effectiveness or earlier.

Board Composition

The Existing TSX Guidelines recommend that a majority of the directors of a corporation be “unrelated” directors. An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A total of eight persons have been nominated for election as directors at the Meeting. Applying the definitions in the Existing TSX Guidelines, the Board has determined that, if all such nominees are elected, the Board will consist of three unrelated directors in Edward Flood, Howard Balloch and J. Steven Rhodes and five related directors in David Martin, Leon Daniel, John Carver, Robert Friedland and Shun-ichi Shimizu.

The Existing TSX Guidelines provide that if an issuer has a significant shareholder, which the Existing TSX Guidelines define as “a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors”, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder. The Company does not have a “significant shareholder”, as defined in the Existing TSX Guidelines.

The Nominating and Corporate Governance Committee is continuing to examine the size and composition of the Board with a view to recommending adjustments to ensure that the Board has a balanced representation among management, unrelated directors and the Company’s major shareholder, and is of a size that facilitates effective decision-making, given the Company’s stage of development and the size and complexity of its business. The Board seeks to achieve a greater representation of unrelated directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests.

Mandate of the Board

Under the Business Corporations Act (Yukon), the directors of the Company are required to manage the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Company’s affairs and the management of its business. The Board’s mandate includes setting long term goals and objectives for the Company, to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board’s mandate requires that the Board be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, in accordance with the Company’s principles, and that the arrangements made for the management of the Company’s business and affairs are consistent with their duty described above. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the Board’s mandate provides that the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one Board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.

As part of its ongoing review of business operations, at each Board meeting the Board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business.

The mandate provides that the Board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

Meetings of the Board

The Board has mandated regular annual and quarterly meetings. In addition, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the Board members on matters falling within their special knowledge or experience.

Board Committees

The Company has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Messrs. Flood, Balloch and Rhodes. The Existing TSX Guidelines provide for audit committees to consist solely of outside directors. Messrs. Flood, Balloch and Rhodes are outside directors.

During 2003, the Audit Committee consisted of Messrs. Flood, Balloch and Shimizu. Mr. Shimizu is considered by the Company to be a related director, as defined in the Existing TSX Guidelines. Effective March 2, 2004, Mr. Rhodes replaced Mr. Shimizu as a member of the Audit Committee.

Compensation Committee

The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Company’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive officers and to determine any bonuses to be awarded.

The members of the Compensation Committee are Messrs. Balloch, Flood and Rhodes all of whom are outside unrelated directors.

During 2003, the Compensation Committee was composed of Messrs. Balloch and Flood. Mr. Rhodes was appointed as a member of the committee effective March 2, 2004.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Company’s approach to governance issues. The Committee is also responsible for reporting to the Board with respect to appropriate candidates for nominations to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees for evaluating the performance and effectiveness of the Board.

The Nominating and Corporate Governance Committee of the Board currently consists of Messrs. Flood Balloch and Rhodes. Mr. Balloch is chairman of the committee. All members of the committee are outside unrelated directors.

During 2003, the Nominating and Corporate Governance Committee was composed of Messrs. Flood and Balloch. Mr. Rhodes was appointed as a member of the committee effective March 2, 2004.

Alignment with the Existing TSX Guidelines

The Company’s statement of corporate governance practices is set out in Schedule “A” to this Management Proxy Circular.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia as of the 2nd day of March, 2004.

BY ORDER OF THE BOARD

BEVERLY A. BARTLETT
CORPORATE SECRETARY

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
1.	Mandate of the Board

	The board of directors of every corporation should explicitly assume responsibility for stewardship of the corporation.	Yes	The Board of Directors has assumed responsibility for the stewardship of the Company and has adopted a formal mandate (as described above) setting out its stewardship responsibilities.

As part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:

	(a) adoption of a strategic planning process;	Yes	The Board has adopted a strategic planning process which involves, among other things, the following:

(i) at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;

(ii) meetings of the Board, at least quarterly, to discuss strategic planning issues;

(iii) the Board reviews and assists management in forming short and long term objectives of the Company on an ongoing basis;

(iv) the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the Board takes into account, among other things, the opportunities and risks of the business.

	(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	In order to ensure that the principal business risks borne by the Company are identified and appropriately managed, the Board receives periodic reports from management of the Company’s assessment and management of such risks. In conjunction with its review of operations which takes

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Company’s business.

(c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of the Company’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.

(d)	a communication policy for the corporation;	Yes	The Company has a disclosure policy addressing, among other things, how the Company interacts with analysts and the public, and contains measures for the Company to avoid selective disclosure. The Company has a Disclosure Committee responsible for overseeing the Company’s disclosure practices. This committee consists of the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Controller, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel, and receives advice from the Company’s legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Company’s material disclosure documents, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and management proxy circular. The Company’s annual and quarterly financial reports, (including Management’s Discussion and Analysis) and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.

(e)	the integrity of the corporation’s internal control and management information systems.	Yes	The Audit Committee has the responsibility to monitor and assess the integrity of the Company’s internal controls and management information systems, review them with management and the Company’s external auditors, and report to the Board with respect thereto.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
2.	Composition of the Board

	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.	No	At the date of this Circular, three of the eight members of the Board of Directors are “unrelated”, as that term is defined in the Existing TSX Guidelines. The Board is not, therefore, presently constituted with a majority of individuals who qualify as unrelated directors.

The definitions under the Existing TSX Guidelines are as follows:

- a director who is independent of management and is free from any interest and any business or other relationship which could, or reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding.

A “related director” is a director who is not an unrelated director or is a member of management.

The Board seeks to achieve a greater representation of unrelated directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests. In so doing, the Nominating and Corporate Governance Committee will seek candidates that meet all Canadian, U.S. and other standards of independence that are applicable to the Company.

	If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Not Applicable	The Existing TSX Guidelines define “significant shareholder” to mean a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Company does not have a “significant shareholder” as so defined.

Does the
Company
TSX Corporate Governance Guideline	Align?	Comments
Disclose for each director whether he or she is related, and how that conclusion was reached.		Messrs. Martin, Daniel, Friedland, Shimizu and Carver are considered to be related directors. Messrs. Martin, Carver and Daniel are related directors in their capacity as members of the Company’s senior management. Mr. Friedland, although not a member of the Company’s management team, works closely with management personnel on matters relating to the implementation of the Company’s corporate strategy, financing, evaluation of corporate opportunities and investor relations. Mr. Friedland does not participate in the day to day management of the Company’s affairs but is consulted regularly by the Company’s management personnel in respect of key management decisions. Insofar as Mr. Friedland is not a member of the Company’s senior management, but is regularly consulted by management personnel as described above, as such, the Company considers Mr. Friedland to be a related director. Mr. Shimizu, although not currently an active member of the Company’s senior management team, is the managing director of a consulting company that provides ongoing consulting services to the Company for which the consulting company receives a monthly retainer from the Company. Mr. Shimizu is also expected to take an active role as managing director of the Company’s new Japanese subsidiary, as part of the development and implementation of the Company’s “gas-to-liquids” project strategy. As such, the Company considers Mr. Shimizu to be a related director.

Messrs. Flood, Balloch and Rhodes are considered to be unrelated directors, as defined in the Existing TSX Guidelines. The Board has determined that they are not members of and independent from management, and are free from any interest and any business or other relationship which could, or reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from shareholdings. In addition, they are not currently and have not been within the last three years, officers, employees or material service providers to the Company or any of its subsidiaries or affiliates, or officers, employees or controlling shareholders of an

Does the
Company
TSX Corporate Governance Guideline	Align?	Comments
entity that has a material business relationship with the Company. In coming to such determination, the Board considered the following:

- with respect to Mr. Flood, the Board has considered his position as a director, senior officer and member of management of Ivanhoe Mines Ltd. and other companies in which Mr. Robert Friedland, a related director and major shareholder of the Company, also acts as a director, officer and major shareholder. The Board has noted that, as discussed under item 2 above, Mr. Friedland does not participate in the day to day management of the Company’s affairs (although he is consulted regularly by management personnel in respect of key management decisions). The Board also noted, however, that Mr. Flood has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the Board has determined that Mr. Flood is independent from management of the Company and that his business relationship with Mr. Friedland is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

- with respect to Mr. Rhodes, the Board has considered his former position as a managing director of Institutional Investors Consulting Company, a Texas corporation, which has provided consulting services to the Company. The Board has noted that the only consulting services fee payment made by the Company to Institutional Investors Consulting Company for consulting services rendered was made on or about March 12, 2003 and, as of January 6, 2004, Mr. Rhodes resigned as managing director of Institutional Investors Consulting Company. The Board also noted that Mr. Rhodes has no other business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the Board has determined that Mr. Rhodes is independent from management of the Company and that his past business relationship with the Company is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
- with respect to Mr. Balloch, the Board has considered the fact that he has a limited consulting arrangement with Ivanhoe Mines Ltd., a company in which Mr. Robert Friedland, a related director and major shareholder of the Company, also acts as a director, officer and major shareholder, pursuant to which Mr. Balloch provides advice from time to time on Asian business and regulatory matters. The Board considered the limited nature of this relationship and also noted that Mr. Balloch has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the Board has determined that Mr. Balloch is independent from management of the Company and that his business relationship with Ivanhoe Mines Ltd. is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

4.	Nominating/Corporate Governance Committee

	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Board has a Nominating and Corporate Governance Committee consisting of Messrs. Flood, Balloch and Rhodes, all of whom are outside unrelated directors, as defined in the Existing TSX Guidelines. Mr. Balloch has been appointed as Chairman of the committee. The full Board will determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Company. Based on this framework, the Nominating and Corporate Governance Committee has responsibility for proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

5.	Board Assessment

	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board, as a whole, the committees of the board and the contribution of individual directors.	Yes	The Nominating and Corporate Governance Committee is charged with the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on an annual basis. The

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
Nominating and Corporate Governance Committee is continuing to develop an assessment process appropriate for the Board and each of its committees.

6.	Orientation and Education

	Every corporation, as an integral element of the process of appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Company takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including, in particular the commitment of time and energy that the Company expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Company’s business. Directors are provided with the opportunity to make site visits to the Company’s properties.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Company, its business and the environment in which it operates as well as with developments in the responsibilities of directors.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
7.	Size and Composition of the Board

	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	Yes	The Nominating and Corporate Governance Committee is continuing to examine the size and composition of the Board with a view to recommending adjustments to ensure that the Board has a balanced representation among management, unrelated directors and the Company’s major shareholder, and is of a size that facilitates effective decision-making, given the Company’s stage of development and the size and complexity of its business.] The Board seeks to achieve a greater representation of unrelated directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests.

8.	Compensation

	The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Company’s unrelated directors receive director’s fees of $2,000 per month but the Company does not pay any other cash or fixed compensation to its directors for acting in such capacity. Directors of the Company are compensated primarily through the grant of stock options.

The Board acts through its Compensation Committee to review the adequacy and form of compensation of the directors and ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The members of the Compensation Committee are Messrs. Balloch, Flood and Rhodes, all of whom are unrelated directors.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
9.	Composition of Committees

	Committees of the board of directors should generally be composed of outside (i.e. non-management) directors, the majority of whom are unrelated directors, although some board committees may include one or more inside directors.	Yes (except Audit Committee. See comments to TSX Guideline 13.)	The Board of Directors has established three standing committees of directors (the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Each committee is composed entirely of outside unrelated directors.

10.	Governance Committee

	Every board of directors should assume responsibility for, or assign to a committee of directors, the general responsibility for, developing the corporation’s approach to governance issues. This committee would, among other things, be responsible for the corporation’s response to the TSX Guidelines.	Yes	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board relating to the Company’s approach to corporate governance and the Company’s response to the Existing TSX Guidelines.

11.	Position Descriptions

	The board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of limits to management’s responsibilities.	Yes	The Board of Directors has adopted a formal mandate for the Board, as stated in Item 1, and is developing a formal position description for the CEO. As described under item 7 above, the Board of Directors seeks to achieve a greater representation of unrelated directors. The Nominating and Corporate Governance Committee is developing recommendations for structures and procedures that will clearly define the limits to management’s responsibilities. The Board of Directors requires management to obtain the Board of Directors’ approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures. The Board of Directors expects management to keep it aware of the Company’s performance and events affecting the Company’s business, including opportunities in the marketplace and adverse or positive developments. The Board of Directors retains responsibility for any matter that has not been delegated to senior management or to a committee of directors.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments
	In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	Yes	The Board of Directors is developing specific financial and business objectives for the Company, which will be used as a basis for measuring the performance of the CEO.
12.	Procedures to Ensure Independence

Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.	No	Mr. Martin, a related director, currently serves as Chairman of the Board of Directors.

The Board has determined to implement structures and procedures which ensure that it can function independently of management, through the process described in item 11 above. To the extent that the Nominating and Corporate Governance Committee determines that it would not be in the Company’s best interests at this time to cease to have a Chairman of the Board, who, as a member of senior management, has extensive experience and knowledge of the Company’s business, the Board has directed the committee to consider the creation of the position of lead director with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities.

The Nominating and Corporate Governance Committee id developing procedures to permit it to serve as a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

The Board has determined to set aside a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees may meet without management or related directors being present at the request of any directors.

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13.	Composition of the Audit Committee

	The audit committee of every board of directors should be composed only of outside directors.	No	The Audit Committee is composed of three outside directors in Messrs. Balloch, Flood and Rhodes and is therefore composed only of outside unrelated directors.

The Board has determined that all members of the Audit Committee are financially literate, since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The mandate of the Audit Committee includes the overseeing of the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee include reviewing the Company’s interim financial statements and annual financial statements and Management’s Discussion and Analysis, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors.

The Company has adopted an updated Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the

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TSX Corporate Governance Guideline		Align?	Comments
disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.

	The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee has regular access to the Chief Financial Officer of the Company. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the committee’s discretion.

	Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	Yes	The Audit Committee oversees management reporting on the Company’s internal controls and annually reviews management’s system of internal control to ensure that it is effective.

15.	External Advisors

	The board of directors should implement a system which enables individual directors to engage an outside advisor, at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Each committee is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Company provided that such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.